Exhibit 99.2

Zhibao Technology Inc. Announces Closing of $154.7 Million PIPE Financing

KEY HIGHLIGHTS

●	$154.7 Million PIPE Financing Closed: Zhibao Technology Inc. (NASDAQ: ZBAO) (“Zhibao,” “we,” or the “Company”) has closed its previously announced private investment in public equity (“PIPE”) financing for an aggregate purchase price of $154,700,000.

●	Streamlined Unit Structure: The transaction comprises 442,000,000 PIPE Units at $0.35 per Unit (each consisting of one Class A Ordinary Share and one two-year Warrant exercisable at $0.35 per share), with 395,678,152 Units delivered at closing and the remaining 46,321,848 Units to be delivered following shareholder approval.

SHANGHAI, China — August 17, 2026 — Zhibao Technology Inc. (NASDAQ: ZBAO) (“Zhibao,” “we,” or the “Company”), a leading high-growth InsurTech company and pioneer of the 2B2C digital embedded insurance model in China, today announced the successful closing of its private placement financing pursuant to the Securities Purchase Agreement dated July 31, 2026, as amended on August 17, 2026 (the “Amended Securities Purchase Agreement”), with a syndicate of non-U.S. investors (the “Investors”) in reliance upon Regulation S under the Securities Act of 1933, as amended.

Pursuant to the Amended Securities Purchase Agreement, the Company has completed the PIPE financing for an aggregate of 442,000,000 PIPE Units at a purchase price of $0.35 per Unit, representing an aggregate purchase price of $154,700,000. The total purchase price has been fully satisfied and deemed paid in full at the closing through the contribution by the Investors of 2,380 Bitcoins to the Company’s designated wallet account, based on a reference price of $65,000 per Bitcoin determined with reference to prevailing market prices as of July 30, 2026.

Each PIPE Unit consists of one Class A Ordinary Share, par value $0.0001 per share, and one Warrant to purchase one Class A Ordinary Share at an exercise price of $0.35 per share, exercisable for a period of two years from the closing date. At the closing, the Company delivered 395,678,152 PIPE Units, with the remaining 46,321,848 PIPE Units to be delivered following shareholder approval, with no additional consideration required from any Investor.

Management Commentary

“The successful closing of this $154.7 million investment marks one of the most transformational moments in Zhibao’s 10-year history, strengthening our financial foundation and significantly accelerating our future growth potential,” said Mr. Botao Ma, Director of Zhibao. “Our teams and operating entities remain passionately committed to following through on our foundational vision: providing the world’s best digital insurance brokerage services to individuals and small- and medium-sized enterprises (SMEs) via our 2B2C business model and utilizing our Platform as a Service (PaaS).

Mr. Ma continued: “I am very hopeful for the future as this investment solidifies our foundations and ensures we are even better positioned to deepen our scenario integrations, expand our AI-driven capabilities, and provide top-notch service to our existing and future clients. Our investors bring with them deep understanding and technical ability of cryptocurrency markets and Web3 infrastructure. I am confident that our combined might will unlock new and innovative synergies and scenarios that will extend our lead in the Insurtech space and unlock sustainable, long-term value for our shareholders, partners, and clients worldwide “

Registration Rights

Under the terms of the transaction agreements, the Company will use commercially reasonable efforts to file a registration statement on Form F-1 with the U.S. Securities and Exchange Commission (SEC) within forty-five (45) calendar days following the July 31, 2026 effective date, covering the resale of the Class A Ordinary Shares, Warrant Shares, and certain management shares.

About Zhibao Technology Inc.

Zhibao Technology Inc. is a leading and high-growth InsurTech company primarily engaging in providing digital insurance brokerage services through its operating entities (“Zhibao China Group”) in China. 2B2C (“to-business-to-customer”) digital embedded insurance is the Company’s innovative business model, which Zhibao China Group pioneered in China. Zhibao China Group launched the first digital insurance brokerage platform in China in 2020, which is powered by their proprietary PaaS (“Platform as a Service”).

Zhibao has developed over 40 proprietary and innovative digital insurance solutions addressing different scenarios in a wide range of industries, including but not limited to travel, sports, logistics, utilities, and e-commerce. Zhibao acquires and analyzes customer data, utilizes big data and AI technology to continually iterate and enhance its digital insurance solutions. This iterative process, in addition to continually improving its digital insurance solutions, will keep it abreast of the new trends and customer preferences in the market. For more information, please visit: ir.zhibao-tech.com.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “is/are likely to,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations that arise after the date hereof, except as may be required by law. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions, the receipt of shareholder approval, the satisfaction of post-closing covenants, and other factors discussed in the “Risk Factors” section of our annual reports on Form 20-F (as amended) and registration statements on Form F-1 (as amended) that have been filed or will be filed from time to time with the SEC. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statements and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

Investor Relations Contact

Zhibao Technology Inc.

Investor Relations

Office Email: ir@zhibao-tech.com

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